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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 8)*

                        THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)

        CLASS A COMMON STOCK,
      PAR VALUE $.01 PER SHARE                       518439 10 4
  --------------------------------------  -------------------------------------
   (TITLE OF CLASS OF SECURITIES)                  (CUSIP NUMBER)

                                DECEMBER 31, 2006
  ----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[_] RULE 13D-1(B)
[_] RULE 13D-1(C)
[_] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 7 Pages
                         Exhibit Index Appears on Page 6

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





-----------------------------------------      --------------------------------
CUSIP No.          518439 10 4            13G            Page 2 of 7
-----------------------------------------      --------------------------------

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      1        NAME OF REPORTING         TRUST F/B/O AERIN LAUDER AND JANE
               PERSONS:                  LAUDER U/A/D DECEMBER 15, 1976
                                         CREATED BY ESTEE LAUDER AND JOSEPH
                                         H. LAUDER, AS GRANTORS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
               ONLY):
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                         (A) [_]
                                                                         (B) [X]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF
               ORGANIZATION:
                                         NEW YORK
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    NUMBER OF      5  SOLE VOTING POWER:       3,646,591
      SHARES
                   ------------------------------------------------------------
   BENEFICIALLY    6  SHARED VOTING POWER:         --
     OWNED BY
                   ------------------------------------------------------------
       EACH        7  SOLE DISPOSITIVE POWER:  3,646,591
     REPORTING
                   ------------------------------------------------------------
   PERSON WITH     8  SHARED DISPOSITIVE           --
                      POWER:
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      9        AGGREGATE AMOUNT BENEFICIALLY   3,646,591** SEE ITEM 4
               OWNED BY EACH REPORTING PERSON:
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      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)           N/A
               EXCLUDES CERTAIN SHARES:*                              [_]
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      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW     2.9%
               (9):                                              ** SEE ITEM 4
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      12       TYPE OF REPORTING PERSON: OO
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Page 7 of 7
ITEM 1.      IDENTITY OF ISSUER

          (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

          (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.      IDENTITY OF PERSON FILING

          (a)-(c) This report is being filed by the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors, with a business address of c/o Richard D. Parsons, One Time Warner Center, New York, New York 10019 (the "Reporting Person"). The Reporting Person was organized in the State of New York.

          (d)-(e) This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

           Not Applicable.

ITEM 4.      OWNERSHIP

          (a) At December 31, 2006, the Reporting Person beneficially owned 3,646,591 shares of Class A Common Stock as follows:
                    3,646,591 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person.

          (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 3,646,591 shares of Class A Common Stock, which would constitute 2.9% of the number of shares of Class A Common Stock outstanding.

                     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,646,591 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 3.8% of the aggregate voting power of the Issuer.

          (c) Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 3,646,591 shares of Class B Common Stock owned by the Reporting Person.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Aerin Lauder and Jane Lauder, as beneficiaries of the Reporting Person, and Richard D. Parsons, as the sole trustee of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,646,591 shares of Class B Common Stock owned by the Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. Mr. Parsons is the designee of Ronald S. Lauder. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: February 5, 2007


                                  Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estee Lauder and Joseph H. Lauder, as Grantors





                                  By: /s/ Richard D. Parsons
                                     --------------------------------
                                     Richard D. Parsons, trustee

                                  EXHIBIT INDEX

      Exhibit A --  List of Parties to the Stockholders' Agreement

                                    EXHIBIT A
                                    ---------

                List of Parties to the Stockholders' Agreement
                ----------------------------------------------

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estee Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estee Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary
M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estee Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor , (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estee Lauder 2002 Trust

The Estee Lauder Companies Inc.

The Ronald S. Lauder Foundation

The Rockefeller Trust Company (Delaware) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT